                                                                      Exhibit 99

                                                                     [GRAPH CAE]



 Second Quarter Report

                                                                              Q2









                                     INTERIM FINANCIAL REPORT
                                     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS


01   Report to Shareholders

03   Management's Discussion and Analysis: Six months ending September 30, 2002

     03  Summary of Consolidated Results

     05  Civil Simulation and Training

     06  Military Simulation and Training

     07  Marine Controls

09   Consolidated Balance Sheets

10   Consolidated Statements of Earnings

10   Consolidated Statements of Retained Earnings

11   Consolidated Statements of Cash Flow

12   Notes to the Consolidated Financial Statements (unaudited)

REPORT TO SHAREHOLDERS

SECOND QUARTER RESULTS

CAE reported earnings from continuing operations for the second quarter ending September 30, 2002 of 11 cents per share compared to 16 cents per share in the prior year period, with consolidated revenue of $252.3 million compared to $255.1 million in the prior year. The year-over-year decrease in both earnings and revenue is attributable to a decline in the sale of full flight simulators by the Civil Simulation and Training unit ("Civil"), partially offset by growth in Civil's pilot training business, as well as in both the Military Simulation and Training ("Military") and Marine Controls ("Marine") divisions.

Year-to-date earnings from continuing operations were 3 cents per share below last year's results, while first half revenue of $528.1 million increased 6% from the prior year. Operating margins were 17% in the second quarter and, in line with our full-year expectations, 20% year-to-date. Backlog at September 30 stood at $2.4 billion compared to $2.5 billion at June 30.

The essence of the strategy that CAE initiated two years ago was to focus on the provision of integrated training solutions in both commercial and military markets. A key strategic objective was to lessen our dependence on the cyclical civil aircraft simulator market through the creation of a more balanced business and customer mix. To say the least, we believe that the subsequent deep and long downturn in the civil airline industry has validated the strategy.

While no one is pleased with the current market conditions in the aerospace sector, our strategic decision to move beyond the supply of simulation equipment into the provision of training services was not based on short term considerations. Accordingly, we continued to ramp up our civil training network during the second quarter, albeit at a slower pace than originally planned. Since June 30, Civil has installed 11 new simulators to reach an installed base of 74 as of November 6, with plans to exceed 80 by the end of the fiscal year. We now have a global network of training facilities that will enable us to capture increasing shares of the regional, major carrier and business jet training markets; and we are expanding our footprint even further through a co-operation agreement with Airbus and a growing number of joint ventures. We believe we enjoy a competitive advantage in the offering of integrated training solutions through the location of our facilities as well as our leading edge technology for simulators, visual systems and web-based training.

Notwithstanding our more balanced mix and growing presence in military markets, CAE shares have been impacted adversely by our link to the aerospace sector. In addition, all publicly-traded companies have suffered from the loss of investor confidence caused by recent corporate scandals in the U.S. I am pleased to confirm that CAE's corporate governance practices and structures are in full compliance with all of the Sarbanes-Oxley regulations that are in effect at the time of writing.

Looking forward to the second half of this fiscal year, it is clear that corporate scandals, sluggish economic conditions in the U.S., Japan and Europe and continuing uncertainties about a potential war with Iraq have combined to impede both confidence and an economic recovery. Nevertheless, CAE expects to generate earnings in the range of 59 to 62 cents per share through additional cost reductions, a solid contribution from our Military and Marine units and an improving performance from Civil. As we work to meet these expectations, it is also our hope that CAE will begin to be perceived as WHAT WE NOW ARE - a company that provides the very best integrated training solutions to military and commercial customers on a global basis.



                                   [GRAPH SIGNATURE]
                                   D.H. Burney
                                   President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDING SEPTEMBER 30, 2002


Management's Discussion and Analysis (MD&A) of the second quarter of fiscal 2003 financial results focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The growing size of the Marine Controls business unit, which was grouped with Military in the prior year and reported as Military Simulation and Marine Controls, means it is now reported separately as a business segment. This treatment started in the first quarter ended June 30, 2002. The MD&A includes a review of the operations and financial condition of each segment and should be read in conjunction with the unaudited financial statements contained on pages 9 to 17, as well as with the MD&A and the Consolidated Financial Statements and Notes included in CAE's annual report for the year ended March 31, 2002, which is available at www.cae.com or from CAE directly. All dollar amounts referred to herein are Canadian dollars.

This MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and the financial condition of CAE. It contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions, which CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE and its subsidiaries, may ultimately prove to be incorrect.

Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; the inability to successfully integrate our recent acquisitions; and general political, economic and financial conditions in the markets in which we operate.

SUMMARY OF CONSOLIDATED RESULTS

CONTINUING OPERATIONS

Earnings from Continuing Operations

Consolidated earnings from continuing operations for the quarter ended September 30, 2002 were $23.3 million or 11 cents per share compared to $34.3 million or 16 cents per share reported in the second quarter of fiscal 2002. The decrease is attributable to lower revenue and margins for the Civil business. Results of the Civil business were mainly impacted by the low demand for full flight simulators (FFS). Part of the reduction in Civil's equipment sales is attributable to CAE's move into training as some of these sales have been converted into long-term training opportunities. In addition, the significant ramp up in training this year has impacted margins in the short term, as simulators recently put in service have not yet attained their inherent contribution levels. Partially offsetting the decline in Civil was the growth delivered by both the Military and Marine segments with reported increases in operating earnings for the quarter of 22% and 41% respectively due to the positive impact of increased revenue, as well as productivity and costs saving initiatives. Year-to-date earnings from continuing operations were $60.6 million or 28 cents per share, a decrease of 10% from last year.

Operating margins were 17% in the quarter against last year's 22% and, at 20% year-to-date, were in line with full year expectations. The decrease is attributable to a change in business mix amongst the core businesses, lower operating margins reported by Civil for the reasons noted in the preceding paragraph and the write-off of $2.5 million of costs associated with the aborted cross-border equity issue. This was partially offset by further margin improvements in Military and a foreign exchange gain of $3.3 million resulting from the translation of foreign currency denominated items. In addition, beginning this fiscal year, the amortization period for Civil simulation equipment was changed from 20 years to 25 years. This change was recommended by our auditors as it is a better approximation of the useful life of the simulators and is consistent with industry practices as well as the long-term financing arrangements completed to date for such assets. The change in the estimated life reduced the amortization expense by approximately $2.0 million on a year-to-date basis.

Interest expense for the quarter amounted to $9.1 million compared to $5.1 million last year. Year-to-date interest expense was $16.9 million versus $7.1 million in fiscal 2002. The increase in interest expense resulted from the higher debt level following the strategic investments made in fiscal 2002.

Revenue

Consolidated revenue for the second quarter of $252.3 million was 1% less than the $255.1 million generated in the prior year. The Military and Marine segments were 12% and 41% higher resulting from their order backlogs. These increases were offset by a 20% decline in Civil revenue. Year-to-date consolidated revenue rose 6% to $528.1 million with increases of 54% in Marine and 6% in Military offsetting a 3% decrease in Civil.

Net Earnings

Consolidated net earnings for the quarter and year-to-date mirrored that of earnings from continuing operations, as there were no contributions from discontinued operations. In fiscal 2002, the latter contributed $3.3 million to the second quarter and $4.7 million in the first half. The sale of the sawmill business, a portion of the discontinued Forestry Systems segment, was concluded in August. Proceeds on closing were $25.0 million and CAE has recorded an additional $10.0 million as contingent consideration subject to the performance of the business over the next three years. No gain or loss was reported on the sale.

Financial Position and Cash Flow

Cash and short-term investment balances increased by $3.2 million to $70.4 million this quarter and total debt (current and long-term) was reduced by $35.0 million. Proceeds from the disposition of the sawmill business and the sale and leaseback of five full flight simulators generated the cash flow of $117.2 million to finance capital expenditures of $57.8 million and reduce debt.

For the six months ending September 30, 2002, CAE's cash and short-term investments have decreased by $39.7 million and long-term debt increased by a net $3.0 million. This cash flow is the result of higher non-cash working capital, combined with capital expenditures of $130.9 million to support the expansion of Civil's training centre network, and is financed by the proceeds generated from the disposition of the sawmill business and from the sale and leaseback transactions performed in the second quarter.

Backlog

Backlog on September 30 stood at $2.4 billion compared to $2.7 billion at the same time last year reflecting the reduction in Civil's full flight simulator sales. About $2.0 billion of this backlog is in the

Military and Marine business segments, with much of it in the form of long-term contracts which also position them to win further work, such as upgrades, in the future. CAE's backlog includes the Eurofighter visual system, the Medium Support Helicopter Training Facility and the Astute Class Submarine Training programs.

Listing on the New York Stock Exchange

Effective July 29, 2002, CAE listed its shares on the New York Stock Exchange under the symbol "CGT" (CAE Global Training).

CIVIL SIMULATION AND TRAINING

CAE's Civil Simulation and Training business is continuing its transformation from a supplier of simulator equipment to a world-leading provider of integrated training solutions in the civil aviation training market whose vision is to continually enhance the safety and efficiency of air transportation through training. CAE is the world's second largest independent aviation training company.

Review of Operations

During the quarter, CAE signed a $21.5 million contract to provide two Boeing 737-800 FFS and two CAE Simfinity(TM) Flight Management Systems Trainers to Ryanair's training center in East Midlands, U.K. The agreement includes an option for a third FFS. As well, a $12.5 million contract was ratified to provide an Embraer 170 FFS to GE Capital Aviation Training. The FFS will be equipped with CAE's new image generator, CAE Tropos(TM).

CAE announced that it will open a training facility in Mesa, Arizona, having signed a 10-year contract worth approximately $50.0 million, based on the expected usage of the simulators, with Mesa Air Group for Bombardier CRJ and Embraer ERJ-145 FFS training. The contract also includes a CAE Simfinity(TM) Integrated Procedure Trainer (IPT), the latest high-fidelity CAE Simfinity(TM) three-dimensional training solution.

At the Denver Training Center's official opening in September CAE announced that a third Bombardier CRJ 200/700 FFS will be added in the centre in 2003 to meet additional demand, as agreements were reached with both American Eagle and Atlantic Coast Airlines for Bombardier aircraft training at this facility. CAE's Madrid Training Center signed a three-year contract with South African Express Airways for Bombardier CRJ 200 and Dash 8 FFS training. These agreements represent a combined expected value in excess of $20.0 million. In addition, the Madrid Training Center also ratified a contract of $15.0 million in expected value with the Spanish airline Spanair for Airbus A320 and Boeing MD80 FFS training.

In August, CAE and Airbus entered into a 10-year renewable co-operation agreement for the development of a global network of training centres offering the highest quality of Airbus flight crew training. Further to this cooperation agreement, the CAE Simfinity(TM) IPT will be deployed initially in the training centres where A320 full flight simulators are located and offered to Airbus operators by Spring 2003. This new product will be associated with Airbus courseware as part of the current Airbus standard flight crew training program.

Financial Results

(amounts in millions,
except operating margins)        Q2-2003   Q1-2003   Q4-2002   Q3-2002   Q2-2002
--------------------------------------------------------------------------------
Revenue                         $  104.4     135.5     164.9     133.2     130.2

Operating earnings              $   19.9      37.7      42.4      40.7      36.5

Operating margins               %   19.1      27.8      25.7      30.6      28.0

Backlog                         $  424.8     489.3     641.2     708.9     724.3
--------------------------------------------------------------------------------

Revenue for the quarter of $104.4 million was $25.8 million or 20% below last year. Year-to-date revenue of $239.9 million was 3% below last year's level. These shortfalls are attributable to weak equipment sales to third parties, and to the conversion of some sales into long-term training contracts, such as the China Southern joint venture announced on November 6, 2002, and were partially offset by the increases in training services revenue stemming from last year's acquisitions of SimuFlite and Schreiner and the organic expansion of the division's network of training centres.

Operating earnings for the quarter of $19.9 million were $16.6 million below last year while year-to-date operating earnings of $57.6 million were $11.1 million below last year due to lower sales of full flight simulators (FFS). As of November 6, 2002, CAE had won four of seven FFS orders awarded this fiscal year. The lower sales were partially offset by increases in training services revenue stemming from last year's acquisitions of SimuFlite and Schreiner and the organic expansion of CAE's network of training centres. Civil added 11 more simulators to its network since June 30 to reach 74 as of November 6, 2002. Operating margins this quarter were lower than the prior year, reflecting a combination of lower equipment sales and seasonal fluctuation of training revenue.

The backlog at the end of September declined to $424.8 million from $489.3 million in June, due to the low level of equipment orders. The lower backlog also reflects that much of the training services business is not covered by long-term contracts and thus has no backlog amount associated with it.

Outlook

For the current fiscal year, CAE expects to win 10 to 12 FFS orders, while the combined business and commercial training sectors are expected to represent approximately 50% of the division's revenues, with total training revenue of about $270.0 million generated from a training centre network with over 80 simulators.

MILITARY SIMULATION AND TRAINING

CAE's Military Simulation and Training business is a premier designer and manufacturer of military flight and land-based simulation training systems.

Review of Operations

During the quarter, two contracts worth $5.0 million for the delivery of CAE's GESI Command and Staff Training System to the Finnish Defence Forces and the French Ministry of Defense, Delegation Generale pour l'Armement, were concluded.

The team of CAE and CBD Training were awarded a five-year, $28.0 million contract to provide aircrew training and courseware development at U.S. Air Force Weapons School at Nellis Air Force Base in Nevada.

The United States Air Force accepted for training two E-3 Operational Flight Trainers and an E-3 Flight Training Device simulating the E-3 Airborne Warning and Control System (AWACS) aircraft.

Financial Results

(amounts in millions,
except operating margins)    Q2-2003    Q1-2003    Q4-2002    Q3-2002    Q2-2002
--------------------------------------------------------------------------------
Revenue                   $    108.6      106.0      150.2      109.1       97.1

Operating earnings        $     16.2       18.7       20.5       16.5       13.3

Operating margins         %     15.0       17.6       13.6       15.1       13.7

Backlog                   $  1,310.9    1,334.0    1,378.3    1,367.8    1,368.6
--------------------------------------------------------------------------------

Revenue of $108.6 million for the quarter was $11.5 million or 12% greater than last year's level of $97.1 million and year-to-date revenue of $214.6 million was 6% above last year. These increases were mainly attributable to an early delivery bonus on the AWACS aircraft project as well as factory acceptance of the ROCAF C-130H in Australia. Increased revenue from the Medium Support Helicopter Training Facility and the Eurofighter programs also contributed to the growth.

Operating earnings of $16.2 million were $2.9 million or 22% higher than last year and year-to-date operating earnings at $34.9 million were 22% above last year mainly due to higher revenue, the above-mentioned early delivery bonus and cost containment measures.

Backlog at $1.3 billion is at the same level as the previous quarter.

Outlook

While increasing the perceived need for simulated training, recent global events have caused some delays in training programs as defense planners reallocate resources to meet a higher demand for consumables in the short term. However, there remains evidence of an increase in military spending, particularly in the United States. CAE fully expects to benefit from these increases and is well positioned to participate in a number of significant programs expected to be awarded later this year or early next year including the NH90 European helicopter program, Flight School XXI in the United States and the Armored Vehicle Training program for the United Kingdom Ministry of Defense. These factors coupled with the current backlog, the majority of which is long-term, provide a promising platform for the future.

MARINE CONTROLS

CAE's Marine Controls business is a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators.

Review of Operations

During the quarter, CAE's Integrated Platform Management System (IPMS) was selected for a fourth military-class ship by the Korean Navy. The IPMS will be installed on the new Landing Platform Vessel, and will be used to monitor and control the platform machinery of the ships, as well as to provide advanced automation for enhanced operational effectiveness and survivability of the ships. The contract has an estimated value of $4.0 million.

The Canadian Navy awarded CAE a $4.4 million contract to provide display replacements and perform a supportability study for the Integrated Machinery Control Systems for the Canadian Patrol Frigates. As part of the contract, CAE will be conducting an obsolescence study to determine system upgrade requirements under the Canadian Navy Life Extension Program.

The Finnish Navy awarded CAE a contract for the supply of the automation system of the Hamina-class Fast Attack Craft in its Squadron 2000 program, and a contract was received from the French Navy to provide a platform management system for control and monitoring of that client's new Mistral-class Landing Helicopter Dock - a 21,500-ton amphibious assault vessel. CAE also signed a contract with the Hellenic Navy for a safety control system for the Rolls Royce Olympus Gas Turbine Engines on that client's Elli Class (ex-Kortnaer) frigates. These three orders total approximately $20.0 million.

CAE Valmarine was awarded a $3.2 million contract for the supply of a machinery control system for two Carnival/Cunard Line cruise vessels at Ficantieri in Italy.

CAE was awarded a $2.0 million contract with South Africa power utility Eskom Holdings Limited to upgrade the training simulator at that client's Koeberg nuclear power plant. This was a first South African sale of CAE's power systems and simulation products.

CAE also delivered its tenth full scope, high fidelity CANDU nuclear power plant training simulator for China's Qinshan Phase III Project in July to the prime contractor for the project, Atomic Energy of Canada Limited. The $20.0 million contract for this project was signed in June 1998.

Financial Results

(amounts in millions,
except operating margins)        Q2-2003   Q1-2003   Q4-2002   Q3-2002   Q2-2002
--------------------------------------------------------------------------------
Revenue                         $   39.3      34.3      34.1      37.6      27.8

Operating earnings              $    7.2       6.4       8.2       6.6       5.1

Operating margins               %   18.3      18.7      24.0      17.6      18.3

Backlog                         $  685.5     694.8     676.3     684.0     598.2
================================================================================

Revenue for the quarter at $39.3 million was 41% better than last year and year-to-date revenue at $73.6 million was 54% above last year. These increases were attributable to the organic growth of the naval controls business, the contribution from the U.K.'s Astute submarine training project and the acquisition of Valmarine, as the latter's results in the second quarter of last year only represented two months results as it was acquired August 1, 2001.

Operating earnings of $7.2 million were also 41% ahead of last year. Year-to-date operating earnings at $13.6 million were 55% above last year's level commensurate with the revenue growth.

Backlog reached $685.5 million as at the end of the second quarter, a 15% increase over the second quarter of the prior year.

Outlook

CAE was recently selected as the exclusive partner in the Thales CVF team, which is one of two teams competing to build two 50,000-ton aircraft carriers for the U.K. Royal Navy. CAE's mandate and role would include integration of the carriers' platform management systems into ship data transport infrastructure. Platform management components would be supplied through open competition managed by CAE.

The recent successes outlined above, coupled with the backlog, which includes the Astute Class Submarine Training program for the U.K. Royal Navy awarded last year, continue to bode well for the future performance from this segment.

CONSOLIDATED BALANCE SHEETS

                                                               AS AT       as at
                                                        SEPTEMBER 30    March 31
                                                                2002        2002
(amounts in millions)                                     (UNAUDITED)   (audited)
--------------------------------------------------------------------------------
ASSETS
Current assets
    Cash                                                  $     62.5   $    88.8
    Short-term investments                                       7.9        21.3
    Accounts receivable                                        374.2       378.2
    Inventories                                                138.1       130.9
    Prepaid expenses                                            14.4         9.9
    Income taxes recoverable                                    17.4        15.8
    Future income taxes                                         28.2        28.9
--------------------------------------------------------------------------------
                                                               642.7       673.8
Assets of discontinued operations (note 3)                      66.6       123.8
Property, plant and equipment, net                             916.1       838.5
Future income taxes                                             73.8        74.1
Intangible assets                                              177.0       163.4
Goodwill                                                       381.9       375.5
Other assets                                                   157.7       129.3
--------------------------------------------------------------------------------
                                                          $  2,415.8   $ 2,378.4
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable and accrued liabilities              $    362.8   $   420.5
    Deposits on contracts                                      133.9       189.1
    Long-term debt due within one year                          13.5        37.5
    Future income taxes                                         50.1        50.4
--------------------------------------------------------------------------------
                                                               560.3       697.5
Liabilities of discontinued operations (note 3)                 18.9        40.5
Long-term debt                                                 915.2       889.0
Long-term liabilities                                          121.4        73.7
Future income taxes                                             83.7        65.6
--------------------------------------------------------------------------------
                                                             1,699.5     1,766.3
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock
    Issued
        (219,539,702 Common shares
        March 31, 2002 - 218,955,780)                          190.0       186.8
Retained earnings                                              487.9       440.4
Currency translation adjustment                                 38.4       (15.1)
--------------------------------------------------------------------------------
                                                               716.3       612.1
--------------------------------------------------------------------------------
                                                          $  2,415.8   $ 2,378.4
================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS

                                                    THREE MONTHS ENDED   SIX MONTHS ENDED
                                                       SEPTEMBER 30        SEPTEMBER 30
                                                        (UNAUDITED)         (UNAUDITED)
(amounts in millions, except per share amounts)        2002      2001      2002      2001
-----------------------------------------------------------------------------------------
Revenue
    Civil Simulation and Training                    $104.4    $130.2    $239.9    $247.0
    Military Simulation and Training                  108.6      97.1     214.6     202.4
    Marine Controls                                    39.3      27.8      73.6      47.8
-----------------------------------------------------------------------------------------
                                                     $252.3    $255.1    $528.1    $497.2
=========================================================================================
Operating earnings
    Civil Simulation and Training                    $ 19.9    $ 36.5    $ 57.6    $ 68.7
    Military Simulation and Training                   16.2      13.3      34.8      28.6
    Marine Controls                                     7.2       5.1      13.6       8.8
-----------------------------------------------------------------------------------------
Earnings from continuing operations
  before interest and taxes                            43.3      54.9     106.0     106.1
Interest expense, net                                   9.1       5.1      16.9       7.1
-----------------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                                  34.2      49.8      89.1      99.0
Income taxes                                           10.9      15.5      28.5      31.7
-----------------------------------------------------------------------------------------
Earnings from continuing operations                  $ 23.3    $ 34.3    $ 60.6    $ 67.3
Results of discontinued operations (note 3)              --       3.3        --       4.7
-----------------------------------------------------------------------------------------
Net earnings                                         $ 23.3    $ 37.6    $ 60.6    $ 72.0
=========================================================================================
Earnings and diluted earnings per share
  from continuing operations                         $  0.11   $  0.16   $  0.28   $ 0.31
=========================================================================================
Net earnings and diluted net earnings per share      $  0.11   $  0.17   $  0.28   $ 0.33
=========================================================================================
Average number of shares outstanding                   219.4     217.5     219.4    217.5
=========================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                     THREE MONTHS ENDED   SIX MONTHS ENDED
                                                        SEPTEMBER 30        SEPTEMBER 30
                                                         (UNAUDITED)         (UNAUDITED)
(amounts in millions)                                   2002      2001      2002     2001
-----------------------------------------------------------------------------------------
Retained earnings at beginning of period             $ 471.2   $ 350.2   $ 446.8   $321.2
Adjustments for changes in
  accounting policies (note 1)                            --      (5.3)     (6.4)    (5.3)
Net earnings                                            23.3      37.6      60.6     72.0
Dividends                                               (6.6)     (6.5)    (13.1)   (11.9)
-----------------------------------------------------------------------------------------
Retained earnings at end of period                   $ 487.9   $ 376.0   $ 487.9   $376.0
=========================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW


                                                    THREE MONTHS ENDED   SIX MONTHS ENDED
                                                       SEPTEMBER 30        SEPTEMBER 30
                                                        (UNAUDITED)         (UNAUDITED)
(amounts in millions)                                 2002      2001      2002      2001
----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Earnings from continuing operations           $   23.3  $   34.3  $   60.6  $   67.3
    Adjustments to reconcile earnings to
      cash flow from operating activities:
        Amortization                                  14.8       7.4      33.1      13.5
        Future income taxes                            0.8       5.9       5.4      11.7
        Investment tax credit                         (3.9)     (5.5)     (7.8)     (9.5)
        Other                                          1.0      (1.0)     (7.0)     (4.5)
        Decrease (increase) in non-cash
          working capital (note 4)                     1.8       9.9     (78.4)    (86.0)
----------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
  CONTINUING OPERATING ACTIVITIES                     37.8      51.0       5.9      (7.5)
----------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of businesses (note 2)                     --    (293.0)       --    (418.6)
    Proceeds from disposition of businesses           25.0        --      25.0      10.4
    Short-term investments                             6.4        --      13.4     122.8
    Capital expenditures                             (57.8)    (65.7)   (130.9)   (108.5)
    Proceeds from sale and leaseback of assets        92.2      42.6      92.2      42.6
    Development costs                                 (3.9)     (8.2)     (8.6)    (18.3)
    Deferred pre-operating costs                      (3.7)       --      (5.8)       --
    Other assets                                     (12.0)     (2.4)    (13.6)     (9.0)
----------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
  CONTINUING INVESTING ACTIVITIES                     46.2    (326.7)    (28.3)   (378.6)
----------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Proceeds of long-term debt                        72.3     336.9     151.3     353.1
    Repayments of long-term debt                    (142.4)       --    (148.3)       --
    Dividends paid                                    (6.6)     (6.5)    (13.1)    (11.9)
    Common stock issuance                              1.4       0.4       3.4       1.8
    Other                                             (4.0)     (0.9)     (4.9)     (1.5)
----------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY
  CONTINUING FINANCING ACTIVITIES                    (79.3)    329.9     (11.6)    341.5

NET CASH PROVIDED BY (USED IN)
  DISCONTINUED ACTIVITIES (NOTE 3)                     2.3      (2.6)      2.6      11.1

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH        2.6       1.9       5.1      (2.0)
----------------------------------------------------------------------------------------
NET DECREASE IN CASH                                   9.6      53.5     (26.3)    (35.5)
CASH AT BEGINNING OF PERIOD                           52.9      67.8      88.8     156.8
----------------------------------------------------------------------------------------
CASH AT END OF PERIOD                             $   62.5  $  121.3  $   62.5  $  121.3
========================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consistent basis with the Company's annual consolidated financial statements for the year ended March 31, 2002, except as noted below. For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2002. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosure required by generally accepted accounting principles applicable to annual financial statements.

Effective April 1, 2002, CAE retroactively adopted the amendments to CICA Handbook Section 1650 "Foreign Currency Translation". The Company will no longer amortize the exchange gains or losses arising on the translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation are included in earnings as incurred. As at March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million (2001 - $5.3 million) net of taxes of $2.8 million (2001 - $2.3 million). Consequently, prior years' financial statements were restated through a charge to fiscal 2002 opening retained earnings of $5.3 million, net of $2.3 million of taxes. The effect of the amendments on the period ending September 30, 2002 is a foreign exchange gain of $2.6 million (2001 - a foreign exchange loss of $0.7 million) net of tax expense of $1.2 million (2001 - tax recovery of $0.3 million). The effect of the amendments on the three-month period ended September 30, 2002 is a foreign exchange expense of $1.8 million (2001 - $0.7 million) net of taxes of $0.8 million (2001 - $0.3 million).

Effective April 1, 2002, CAE prospectively adopted the new recommendations of CICA Section 3870 "Stock-based Compensation and Other Stock-based Payments". The standard encourages, but does not require, that the fair value method for valuing stock options be used for transactions with employees. When an enterprise does not use the fair value-based method of accounting, it must disclose pro-forma net earnings and pro-forma earnings per share, as if the fair value-based accounting method had been used to account for stock-based compensation cost. The Company will continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. CAE's practice is to issue options in May of each fiscal year. The following outlines the impact and the assumptions used if the compensation costs for CAE's stock options were determined under the fair value-based method of accounting for awards granted after April 1, 2002:

                                                             THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                SEPTEMBER 30,           SEPTEMBER 30,
                                                                    2002                    2002
------------------------------------------------------------------------------------------------------
Net earnings, as reported                                         $     23.3            $      60.6
Pro forma impact                                                  $     (0.4)           $      (0.8)
------------------------------------------------------------------------------------------------------
    Pro forma net earnings                                        $     22.9            $      59.8
======================================================================================================
    Pro forma basic and diluted net earnings per share            $     0.10            $      0.27
======================================================================================================
Assumptions used in Black-Scholes options pricing model:
    Dividend yield                                                     1.058%                 1.058%
    Expected volatility                                                   46%                    46%
    Risk-free interest rate                                             4.89%                  4.89%
    Expected life (years)                                                  6                      6
    Number of options granted                                      1,717,000              1,717,000
    Weighted average fair value of options granted                $     5.86            $      5.86
======================================================================================================

During the first quarter of fiscal 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, "Business Combinations", which requires all business combinations to be accounted for using the purchase method. In addition, any goodwill and intangible assets with indefinite useful lives acquired in a business combination are to be accounted for under CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Their fair value is to be assessed annually and, if necessary, written down for any impairment. Intangible assets are recorded at their allocated cost at the date of acquisition of the related operating companies. Amortization is provided, where required, on a straightline basis over their estimated useful lives.

NOTE 2: BUSINESS ACQUISITIONS

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. located in Tampa, Florida for a total cash consideration of US$76.0 million. The business has a well-established position in the U.S. defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway, for a cash consideration of NOK238.6 million and CAE share issuance of NOK125.4 million, based on the average closing price of CAE's shares for the 10 days prior to August 1. Valmarine is the global leader for marine control systems for the commercial market. The purchase price is subject to adjustment based on the future performance of the business. Contingent consideration up to a maximum of NOK58 million will be recognized as an additional cost of the purchase when the contingency is resolved.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. for a total cash consideration of Euro 193.4 million. The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, property, plant and equipment in the amount of US$54.0 million were sold to the vendor and leased back. SimuFlite is the world's second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from their respective acquisition dates.

The net assets acquired are summarized as follows:


(amounts in millions)                 BAE SYSTEMS     Valmarine AS     Schreiner       SimuFlite         Total
----------------------------------------------------------------------------------------------------------------
Current assets                         $   36.2        $   16.3        $   15.3        $   23.6        $   91.4
Current liabilities                       (65.8)           (8.7)          (37.1)          (14.2)         (125.8)
Property, plant and equipment              59.0             0.5           167.9           266.1           493.5
Intangible assets
        Trade names                          --             3.6              --            37.1            40.7
        Customer relations                   --             6.0            66.0            29.2           101.2
        Customer contractual
          agreements                         --             1.5             2.2             3.6             7.3
        Other intangibles                   2.5            14.5              --             7.0            24.0
Goodwill                                  104.2            38.6            91.2           110.9           344.9
Future income taxes                        36.6            (9.3)          (36.4)           15.1             6.0
Long-term debt                            (17.3)             --            (9.2)          (55.7)          (82.2)
Long-term liabilities                     (36.1)             --              --              --           (36.1)
----------------------------------------------------------------------------------------------------------------
                                          119.3            63.0           259.9           422.7           864.9
Less: - Sale and leaseback
        of assets                            --              --              --           (86.2)          (86.2)
      - Shares issued                        --           (21.1)             --              --           (21.1)
----------------------------------------------------------------------------------------------------------------
Total cash consideration               $  119.3        $   41.9        $  259.9        $  336.5        $  757.6
================================================================================================================

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

The allocation of the purchase price is based on management's estimate of the fair value of assets acquired and liabilities assumed. Allocation of the purchase price involves a number of estimates as well as gathering of information over a number of months. This estimation process will be completed in the next three months and accordingly there may be some adjustments to SimuFlite arising from the finalization of amounts with the seller.

NOTE 3: DISCONTINUED OPERATIONS

On December 18, 2001, the Board of Directors approved a plan to divest its Forestry Systems segment. As a result of the planned divestiture, the results of operations for the Forestry Systems have been reported separately in the consolidated statements of earnings together with its Cleaning Technologies businesses (together the "Discontinued Operations"). Previously reported financial statements have been restated and interest expense has been allocated to the Discontinued Operations based on their share of the Company's net assets.

On June 28, 2002, CAE sold CAE Cleaning Technologies Plc to the former management of these operations for a note receivable of (pound)0.5 million.

On August 16, 2002, CAE sold three businesses of its Forestry Systems segment for a cash consideration of $25.0 million plus a contingent consideration based on earnings during the following three years.

Summarized financial information for the Discontinued Operations is as follows:

                                                THREE MONTHS ENDED  SIX MONTHS ENDED
                                                   SEPTEMBER 30       SEPTEMBER 30
                                                    (UNAUDITED)        (UNAUDITED)
(amounts in millions)                               2002     2001     2002     2001
-----------------------------------------------------------------------------------
Revenue
  Cleaning Technologies                           $  5.6   $ 22.1   $ 12.6   $ 43.2
  Forestry Systems                                  20.6     49.7     50.6    102.7
-----------------------------------------------------------------------------------
Net earnings from Forestry Systems prior to
  measurement date, net of tax
  (2001 - YTD $9.8, net of tax of $3.1)               --      3.3       --      6.7
QTR - $5.3, net of tax of $2.0
Net loss from Cleaning Technologies after
  measurement date, net of tax (2001 - nil)           --       --       --     (2.0)
-----------------------------------------------------------------------------------
Net earnings from Discontinued Operations         $   --    $ 3.3    $  --   $  4.7
===================================================================================


                                               AS AT SEPTEMBER 30, 2002         as at March 31, 2002
                                                            (UNAUDITED)                    (audited)
                                             FORESTRY          CLEANING      Forestry       Cleaning
(amounts in millions)                         SYSTEMS      TECHNOLOGIES       Systems   Technologies
----------------------------------------------------------------------------------------------------
Current assets                                $  11.9          $   16.3         $  40.8      $  20.8
Property, plant and equipment, net                2.8               5.3            15.7          5.4
Goodwill                                         20.1               9.2            30.2          9.2
Other assets                                       --               1.0             0.6          1.1
----------------------------------------------------------------------------------------------------
                                                 34.8              31.8            87.3         36.5
----------------------------------------------------------------------------------------------------
Assets of Discontinued Operations                               $  66.6                     $  123.8
====================================================================================================
Current liabilities                               8.1               7.1            26.4         13.7
Other liabilities                                  --               3.7             0.4           --
----------------------------------------------------------------------------------------------------
                                                  8.1              10.8            26.8         13.7
----------------------------------------------------------------------------------------------------
Liabilities of Discontinued Operations                          $  18.9                     $   40.5
====================================================================================================

NOTE 4: SUPPLEMENTARY INFORMATION
Cash (used in) provided by non-cash working capital:

                                                 THREE MONTHS ENDED    SIX MONTHS ENDED
                                                    SEPTEMBER 30         SEPTEMBER 30
                                                     (UNAUDITED)          (UNAUDITED)
(amounts in millions)                                2002     2001       2002     2001
----------------------------------------------------------------------------------------
Accounts receivable                               $  30.1  $ (19.7)   $  25.0  $ (53.1)
Inventories                                           6.7     (7.1)       1.4    (18.9)
Prepaid expenses                                     (0.1)    (3.6)      (3.2)    (3.3)
Accounts payable and accrued liabilities              7.0      6.4      (55.3)   (40.9)
Deposits on contracts                               (47.4)   (35.3)     (59.1)    23.3
Income taxes recoverable                              5.5     (1.4)      12.8      6.9
----------------------------------------------------------------------------------------
Decrease (increase) in non-cash working capital   $   1.8  $   9.9    $ (78.4) $ (86.0)
========================================================================================

========================================================================================
Interest paid                                     $   3.2  $   1.8  $  14.2  $   8.0
========================================================================================
Income taxes paid                                 $   2.3  $   4.2  $   5.0  $   4.5
========================================================================================

========================================================================================
Foreign exchange gain (loss)                      $   3.3  $  (1.6) $   9.9  $  (0.8)
========================================================================================

NOTE 5: BUSINESS AND GEOGRAPHIC SEGMENTS

The Company's significant business segments include:

(i) Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and provider of business and civil aviation training.

(ii)   Military   Simulation  -  a  premier  supplier  of  military  flight  and land-based simulators, visual systems and training systems.

(iii) Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators.

Each operating segment is led by a senior executive and offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due on acquisitions included in other long-term liabilities.

Financial information on the Company's operating segments is shown in the following table:

                                                                          AS AT          as at
                                                                   SEPTEMBER 30       March 31
BUSINESS SEGMENTS                                                          2002           2002
                                                                     (UNAUDITED)      (audited)
-----------------------------------------------------------------------------------------------
Capital employed
  Civil Simulation and Training                                      $  1,119.1     $  1,057.3
  Military Simulation and Training                                        252.2          187.3
  Marine Controls                                                         147.1           86.0
  Other                                                                    23.0           11.8
-----------------------------------------------------------------------------------------------
Total capital employed                                               $  1,541.4     $  1,342.4
  Cash                                                                     62.5           88.8
  Short-term investments                                                    7.9           21.3
  Income taxes recoverable                                                 17.4           15.8
  Accounts payable and accrued liabilities                                362.8          420.5
  Deposits on contract                                                    133.9          189.1
  Future income taxes - short-term                                         28.2           28.9
  Future income taxes - long-term                                          73.8           74.1
  Long-term liabilities                                                   121.4           73.7
  Assets of Discontinued Operations                                        66.6          123.8
-----------------------------------------------------------------------------------------------
Total assets                                                         $  2,415.8     $  2,378.4
===============================================================================================

Total assets by segment
  Civil Simulation and Training                                      $  1,454.1     $  1,380.9
  Military Simulation and Training                                        468.8          444.4
  Marine Controls                                                         197.7          165.3
===============================================================================================

Additions and adjustments to goodwill
  Civil Simulation and Training                                      $     (7.0)    $    219.0
  Military Simulation and Training                                           --           94.3
  Marine Controls                                                          (1.8)          40.4
-----------------------------------------------------------------------------------------------
                                                                     $     (8.8)    $    353.7
===============================================================================================
Additions and adjustments to intangible assets
  Civil Simulation and Training                                      $       --     $    145.1
  Military Simulation and Training                                           --            2.5
  Marine Controls                                                           7.2           18.4
-----------------------------------------------------------------------------------------------
                                                                     $      7.2     $    166.0
===============================================================================================

                                                                THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                   SEPTEMBER 30           SEPTEMBER 30
BUSINESS SEGMENTS (CONTINUED)                                       (UNAUDITED)            (UNAUDITED)
                                                                   2002        2001       2002         2001
-----------------------------------------------------------------------------------------------------------
Capital expenditures
  Civil Simulation and Training                                  $ 56.2      $ 62.3     $116.4      $  98.3
  Military Simulation and Training                                  1.5         2.7        3.7          7.8
  Marine Controls                                                   0.1         0.7       10.8          2.4
-----------------------------------------------------------------------------------------------------------
                                                                 $ 57.8      $ 65.7     $130.9       $108.5
===========================================================================================================
Amortization of property, plant and equipment
  Civil Simulation and Training                                  $  6.8      $  2.3     $  17.9      $  7.5
  Military Simulation and Training                                  2.8         4.3         5.6         5.0
  Marine Controls                                                   0.7         0.6         1.5         0.8
-----------------------------------------------------------------------------------------------------------
                                                                 $ 10.3      $  7.2     $  25.0      $ 13.3
===========================================================================================================
Amortization of intangible assets
  Civil Simulation and Training                                  $  2.0      $   --     $   3.8      $   --
  Military Simulation and Training                                   --          --          --          --
  Marine Controls                                                   0.6          --         1.1          --
-----------------------------------------------------------------------------------------------------------
                                                                 $  2.6      $   --     $   4.9      $   --
===========================================================================================================
Amortization of other assets
  Civil Simulation and Training                                  $  1.6      $   --     $   2.8      $   --
  Military Simulation and Training                                  0.3          --         0.4          --
  Marine Controls                                                    --          --          --          --
-----------------------------------------------------------------------------------------------------------
                                                                 $  1.9      $   --     $   3.2      $   --
===========================================================================================================
Revenue from external customers based on their location
  Canada                                                         $ 18.4      $254.5     $  40.5      $ 54.5
  United States                                                    80.4        83.6       163.4       174.0
  United Kingdom                                                   34.5        34.6        76.7        60.6
  Germany                                                          18.9        17.2        41.0        37.0
  Other European countries                                         45.5        38.2        73.6        67.1
  Other countries                                                  54.6        55.8       132.9       104.0
-----------------------------------------------------------------------------------------------------------
                                                                 $252.3      $255.1      $528.1      $497.2
===========================================================================================================

[GRAPH CAE]



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